August 12, 2011

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Titan Energy Worldwide, Inc.
Amendment No. 1 to Form 10-K for year ended December 31, 2010
Filed May 25, 2011
Form 10-Q for the quarter ended March 31, 2011
File May 20, 2011
File No. 0-26139

Dear Vaughn:

We are counsel to Titan Energy Worldwide, Inc. (the “Company”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 20, 2011, relating to the Company’s letters dated May 24, 2011 and July 7, 2011.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment 1 to Form 10-K for the year ended December 31. 2010 Note 4 Notes Payable, page F-14

Comment 1:  We note from your response to prior comment two that in order to determine the fair value of your conversion option you used a "Discounted Stock Price". Explain to us how you determined the discount factor of 71% and your basis for using a discounted stock price, citing any authoritative literature upon which you are relying

Response:  The discounted stock price of 71% was determined based on the weighted average of the initial transactions in determining fair value of each issuance of convertible debt. The excess over the proceeds received was charge to interest expense. Our basis for using a discounted rate to value the conversion option and the conversion warrants is based on FASB Accounting Standard Codification paragraph 820-10-30-4 as amended ASU 2011-04 which state the following:

“If the transaction price is fair value at initial recognition and a valuation technique that uses unobservable inputs will be used to measure fair value in subsequent periods, the valuation technique shall be calibrated so that at initial recognition the result of the valuation technique equals the transaction price. Calibration ensures that the valuation technique reflects current market conditions, and it helps a reporting entity to determine whether an adjustment to the valuation technique is necessary (for example, there might be a characteristic of the asset or liability that is not captured by the valuation technique). After initial recognition, when measuring fair value using a valuation technique or techniques that use unobservable inputs, a reporting entity shall ensure that those valuation techniques reflect observable market data (for example, the price for a similar asset or liability) at the measurement date.”.

During the six-month period between January 1, 2009 and June 30, 2009, our average daily trading volume was 5,600 shares per day. If the conversion option was exercised, the time required to convert the resulting shares to cash would be long and expose the holder to considerable market risk. Moreover, our stock price has been very volatile. Between June 2009 and August 2009 when the notes were issued, our stock price was as low as $0.09 and as high as $0.35, which is almost a 400% increase. Since August 2009, our stock price was as low as $0.125 and as high as $0.80. Our stock price has increased or decreased significantly over a short period of time. The changes in our stock price cannot be explained by announcements by the Company or fundamental changes in the market. These factors support our belief that the shares issued upon conversion would not be readily convertible to cash and that a discount to our stock price is appropriate.

Our use of a discounted stock price is supported by earlier FASB Statement 133, Implementation Issue No. 14A. This implementation issue discusses stock purchase warrants and whether or not the market can absorb the number new shares without affecting the sale price of the stock. This assessment should be done on issuance. As a result, we computed an appropriate discount for the illiquidity of our stock using the model described above.

ASC 820 includes the base premise of fair value defined as a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. If a third party were to purchase the debt conversion feature, they would want an adequate discount in order to achieve a gain on the stock that is commensurate with the liquidity risk. Therefore, there should be a discount from our quote market stock price to consummate a transaction.

Comment 2:  Notwithstanding the prior comment, please explain to us why a 14.3% change in your net loss for the year ended December 31, 2009 would not be considered material to your financial statements.

Response:     We do not believe that the 14.3% change in our net loss from continuing operations is material to our financial statements, if we look at the trends of our income and earnings per share. Below is a table showing historical trends and comparing the change in accounting on an annual basis:

TEWI as reported	2008	2009	2010	2011
	Year end	Year End	Year end	Six months
Net loss from operation	(1,211,906)	(1,007,815)	(2,492,151)	(1,281,318)
Net loss from continuing operations	(1,152,756)	(1,365,320)	(2,492,151)	(1,281,318)
Net Loss	(2,317,266)	(2,892,125)	(3,674,120)	(1,933,061)
EPS	(0.15)	(0.20)	(0.16)	(0.06)
EPS as restated	(0.15)	(0.18)	(0.15)	(.06)
Accumulated deficit	(23,363,481)	(26,255,606)	(29,928,726)	(31,348,787)

Effect of conversion option fair value	-	195,254	209,612	608
Net loss from continuing operations	0.0%	-14.3%	-8.4%	0.0%
Net Loss	0.0%	-6.8%	-5.7%	0.0%
EPS	0.0%	-10.0%	-6.3%	0.0%
Accumulated deficit	0.0%	-0.7%	-0.7%	0.00%

Given our historical losses and our large accumulated deficit, we believe that trends are not distorted. Specifically, we do not believe the change in EPS for 2009 and 2010 distorts our EPS trends and would not influence a reasonable investor. The misstatement does not cause us to be in compliance with any agreement that we would otherwise be in default of if the misstatement were corrected.

Staff Accounting Bulletin 99 (“SAB 99”) states that materiality must include qualitative facts and circumstances. The above fair value accounting is a non-cash item and given that the Company has not generated positive cash flow in its history, we do not feel that if these items were recorded it would have a significant impact on our stock price.

We believe that the fair value amounts involved our subjective level 3 inputs as to the correct discounted stock price. We noted that a 5% percent change in the discount rate would only change the error by approx 16,500. Presently there are $175,000 of these notes still outstanding with related conversion options and conversion warrants with a fair value of approximately $50,000 which is immaterial to our balance sheet at June 30, 2011 as our total liabilities will be approximately $7 million.

Comment 3:  We note your response to prior comment three. Please address the following:

•
Explain to us why you believe including the $219,924 fair value of the warrants you issued is appropriately classified in your statement of changes of shareholders' equity under the caption "Beneficial conversion feature on Convertible debt".

•	Explain to us where you have described the warrant issuance transaction in your financial statements, including a description of the valuation methodology and significant assumptions.

•
Additionally we note from your disclosures in note four that you issued convertible debt with warrants during 2010 that had a fair value of $382.059. Please reconcile this to your response in which you indicate that the fair value of warrants issued was $219,924.

Response:   The amount in the Statement of Stockholders Equity of $219,924 should have been a separate caption.  We used the Black-Scholes method to determine the fair value of detachable warrants. We will improve the disclosure in future filings to give the assumptions that were used in the calculation. The $219,924 cannot be reconciled with the $382,059 as the latter amount is treated as a liability because it has the round down provision. The $219,924 relates to the detachable warrants issued with our 10% Convertible Notes issued in 2009 and 2010.

We used the Black-Scholes method to determine the value of warrants to allocate the proceeds between the debt and the warrants. The key factors that influence the value of the warrants is our current stock price, the exercise price and term, volatility and the interest rate for the term. We do this with each issuance and therefore there is a range for each note. We believe that our disclosure in Note 4 of our form 10K is adequate disclosure.  However, in future filing we will quantify the key factors in determining fair value.

Note 14 — Fair Value, page F-20

Comment 4:   We note your response to prior comment four. We do not see where you have provided the significant inputs used in the valuations of your level 3 liabilities. Please disclose to us all significant valuation assumptions you used. Revise your future filings accordingly. Refer to paragraph 820-10-50-2e of the FASB Accounting Standards Codification

Response:    (1) Common Stock Warrants are valued using the Black-Scholes model updated for current stock price, volatility, interest rate and remaining term. The following were the assumptions used to compute the fair value:

	June 30,	December 31,
	2011	2010
Common stock price	$0.18	$0.32
Volatility	46.2%	62.1%
Interest rate	0.27%	0.29%
Remaining Terms	3.75 yrs	4.25 yrs

(2) Purchase obligation of a stock option represent the value of the purchase obligation to buy back these options at any time during the next two years. The agreement is for 1,000,000 options with a guarantee buy back provision at $0.25, which is also the exercise price.

(3) Contingent Consideration was determined under ASC 805 using a probability and discounted cash flow approach.  The probability was determined to be 0% of achieving the revenue level in year 1 and 25% in year 2. The discount rate was 3.8%. The assumptions are reviewed quarterly to determine if an adjustment is required.

Form 10-Qfor the quarter ended March 31, 2011  Item 4. Controls and Procedures, page 28

Comment 5:                      We note your disclosure "... even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives." Please revise future filings to state clearly, if true. that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 338238. available on our website at <http://www.sec.gov/rules/fina1/33-8238.hum>.

Response:  We will revise the disclosure contained in Item 4 of our Form 10-Q for the quarter ended March 31, 2011  to comply with SEC Release No. 33-8238.

*****************

We trust that the foregoing is responsive to the Staff’s comments.  In addition, we have attached hereto our client’s acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours, /s/ Arthur Marcus Arthur Marcus, Esq.

Titan Energy Worldwide
55820 Grand River. Suite 225
New Hudson, MI 48165

August 12, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:  Kevin L. Vaughn, Accounting Branch Chief

Re:	Titan Energy Worldwide, Inc.
Amendment No. 1 to Form 10-K for year ended December 31, 2010
Filed May 25, 2011
Form 10-Q for the quarter ended March 31, 2011
File May 20, 2011

File No. 0-26139

Dear Mr. Vaughn:

By signing this letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the fillings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ James J. Fahrner Name: James J. Fahrner Title: Chief Financial Officer